Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

May 29, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Dominic Minore, Attorney

Re:                             Western Asset Investment Grade Defined Opportunity Trust Inc.
Pre-Effective Amendment No. 1 to the Registration Statement on
Form N-2, File Nos. 333-158780 and 811-22294

Dear Sir or Madam:

On behalf of Western Asset Investment Grade Defined Opportunity Trust Inc. (the “Fund”), we hereby submit for your review Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement of the Fund originally filed with the Securities and Exchange Commission on April 24, 2009, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.  An electronic version of Amendment No. 1 has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

Please call Sarah Cogan (212-455-3575) or Robert Griffith (212-455-3551) with any questions you may have regarding this filing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Enclosures

cc:           William J. Renahan